

DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
02/13/2024	202404400760	OHIO LLC - ARTICLES OF ORGANIZATION (LCP)	99.00	0.00	0.00	0.00

Receipt

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DESTINATION PRESERVATION
ATTN: KENNETH MCCAW
276 BURNS DR., N
WEESTERVILLE, OH 43082

STATE OF OHIO
CERTIFICATE

Ohio Secretary of State, Frank LaRose

5181492

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

DESTINATION PRESERVATION LLC

and, that said business records show the filing and recording of:

Document(s)   Document No(s):

OHIO LLC - ARTICLES OF ORGANIZATION   202404400760
Effective Date: 02/15/2024



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 13th day of February, A.D. 2024.

Ohio Secretary of State